

August 15, 2017

Niels Riedemann
Chief Executive Officer
Fireman B.V.
Winzerlaer Str. 2
07745 Jena, Germany

       Re: Fireman B.V.
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted August 3, 2017
           CIK No. 0001708688

Dear Mr. Riedemann:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.   We acknowledge your response to comment 2. However, in light of the fact that you have not yet received final results from your Phase IIa trial and that you do not expect to start your Phase IIb trial until 2018, please tell us why you believe the first bar in your product pipeline table is appropriate or please reduce the length of the bar here and in the Business section. In addition, in your description of the status of the Phase IIa trial, please indicate that the results remain pending.

Business

Our proprietary anti-C5a technology and product candidates, page 87

2. We note your revised disclosure in response to comment 13. However, it remains unclear why there is a potential for fast recruitment for HS, as you state on page 91, when your revised disclosure on page 19 states that there may be enrollment of a limited or insufficient number of trial participants. Please reconcile your statements.

3. We refer to your revised disclosure on page 91 regarding your Phase IIa trial in response to comment 9. Please also disclose the dosage of IFX-1 used in this trial.

Intellectual Property, page 98

4. We acknowledge your revised disclosure in response to comment 18. Please clarify in your disclosure whether all your U.S. patents cover the treatment of HS and AAV. In addition, please clarify in which foreign jurisdictions you have patents or pending patent applications covering the treatment of HS and AAV.

Dutch Tax Considerations
Material U.S. Federal Tax Consequences for U.S. Holders of Common Shares
German Tax Considerations, page 135

5. We note your revisions in response to comment 20, however the disclosure continues to contain disclaim reliance and does not provide firm opinions on material federal and foreign tax consequences to U.S. investors. As examples only, we note disclaimers that the disclosure is a "summary," is for "general information purposes only," or "does not constitute a legal opinion or tax advice." Please remove all disclaimers in these sections that suggest the disclosure is not an opinion or that investors are not entitled to rely on the opinion. Please also clearly state that the disclosure is the opinion of counsel. Please revise the disclosure to express a firm conclusion for each material tax consequence to U.S. investors. As currently drafted, the disclosure states that counsel "expects" certain tax consequences, U.S. holders "should not be required" to recognize certain gain or loss, or tax consequences are subject to exceptions. These are only examples. To the extent counsel is unable to provide the opinion, the disclosure should state this fact, provide the reason for the inability to opine on the material tax consequence, and discuss the possible alternatives and risks. For guidance, please refer to Section III of Staff Legal Bulletin No. 19.

Niels Riedemann
Fireman B.V.
August 15, 2017
Page 3

You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sophia Hudson